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                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Company: Motorola, Inc.
                                                   Commission File No. 001-07221


On February 22, 2000, Motorola, Inc. announced its proposed acquisition of C-Port Corporation, a Delaware corporation. The following question and answer material was first used on February 22, 2000:

                                 Motorola Q&A

ACQUISITION/COMPANIES
---------------------

1.   What are you announcing today?

Motorola is announcing it will acquire C-Port Corporation, a North Andover, Massachusetts-based company that has pioneered the development of high-end programmable network processors used in the Internet and in private networks. C-Port will be part of Motorola Semiconductor Products Sector.

2.   How long has the transaction been brewing?

We have been talking for a number of months about various ways to work together. After many discussions, we realized that the combined technological assets of the two companies would offer our customers the best solutions in the communication processor market.

3.   Why did Motorola acquire C-Port?

We acquired C-Port because they offer high-end product for a fast growing market; because C-Port's C-class processors complement perfectly our PowerQUICC line-up; and because customers demand time-to-market advantages.

Time-to-market: The single greatest problem for ASICs is their relatively long development times. Custom ASICs require 18-36 months development time. Standard processors can cut this development time to 9-18 months.

Time-in-market: Given that ASICs are hard-wired, protocol decisions must be made up to two years BEFORE the equipment ships. The vendor doesn't get a second chance. With a standard processor/software approach like C-Port's, if you miss the window for a particular feature, you can ship a software upgrade at a later date. This is a huge problem solver as the number of protocols increases in the WAN market.

The Optical Network Equipment Market is where we want to lead next.

The raw speed of C-Port's processors starting at 5 Gbps moves them into the optical network equipment market. As the core optical market moves from SONET to pure optics, the optical edge devices that move traffic off the core network to customers are becoming increasingly important. Moving traffic to customers means software, given the ever increasing number of protocols in the WAN market. The software challenge of the future in
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communications will be managing the traffic between the optics in the core and the Ethernet LAN at the customer premise.

C-Port brings to market a Total Systems Approach

C-Port's most important competitive advantage is their:

HW:  -    C-5 has systemwide scaling with 17 processors, 32 serial data processors plus 5 co-processors.

     -    Single chip systems with integrates MACs, framers, memory and buses.

     -    Hardware Development System

     -    Sampling now, volume production expected in summertime of 2000

SW:  -    C-Port supplies customers with:

     -    $100,000 software development system (1/2 R&D teamwork software)

     -    Full simulator, test generation tools and performance analyzer

     -    Full GNU-based tool chain

     -    Comprehensive software reference library

     -    Shipping since May 1999

Customers get a huge head start being able to use C-Port's simulator and pre-packaged software. Another major advantage C-Port offers is that they have isolated the network fabric interface for their network processor and they can easily retrofit into customers' existing products.

4. How much does Motorola anticipate the transaction will bring in terms of increased revenues?

It is our policy not to comment on such matters, however, the demand for these solutions is exploding and should be a billion dollar market in the next three years according to Dataquest.

5.   When will the transaction be completed?

We expect the transaction to close in the second quarter pending regulatory approvals and approval of the C-Port shareholders.

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6.   Did Motorola court other companies in this market?

Yes, we did a detailed analysis of the known players in the market and selected what we consider to be the best-in-class. We will continue to pursue the best technology for our customers through internal development, alliances and other business relationships.

7.   Who else did Motorola consider for this acquisition?

We examined a number of opportunities. As a policy we do not discuss the details of our ongoing business development activities.

8.   Is Motorola actively pursuing other acquisitions and/or investments?

As a policy we do not discuss the details of our ongoing business development activities.

9.   Will C-Port be folded into the Motorola family?

C-Port will operate under its own name and will continue to be headquartered in North Andover, Massachusetts. It will be part of the Network and Computing Systems Group within the Semiconductor Products Sector of Motorola. Dr. Larry Walker will continue as president.

10.  Will there be a change in management at C-Port as a subsidiary of Motorola?

No, we do not have current plans to make changes in management.

11.  Who will lead the Motorola networking processor strategy?

Motorola's Network and Computing Systems Group, headed by Daniel Artusi, leads the communications processor strategy and C-Port, headed by Larry Walker, leads the network processor strategy.
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12.  Will the C-Port facilities remain open?

Yes, our main facility in North Andover, Massachusetts will enable Motorola to establish a dynamic presence in the Northeastern United States, directly in the midst of the "Telecom Corridor."

13.  Do you foresee any workforce reductions?

This transaction will bring around 90 additional talented employees to our workforce. This market is expanding rapidly and we plan to grow with it.

14.  Will C-Port's products compete with Motorola's existing product?

No, we don't compete now and look forward to a synergistic relationship.

15. Will the C-Port brand name be phased out or integrated as a separate component of DigitalDNA(TM)?

The C-Port brand will continue and is exactly what we had in mind when we started marketing out smart solutions as Motorola DigitalDNA(TM) technology- the heart of smart. DigitalDNA(TM) is the umbrella brand for all of Motorola's semiconductor system solutions and is now the umbrella brand for C-Port.

16. How do the two companies' business models compare? What are the major similarities and differences?

The companies share a common vision in technology and the evolution of the network. In addition, the companies have focused on complementary needs of common customers and markets.

17.  Are there any mutual customers?

We provide complementary solutions to the same type of customers.


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18.  How will this acquisition impact relationships with customers that are common to both C-Port and Motorola?

Together, we can help these customers to bring smarter products to market faster.

19.  How will this acquisition impact Motorola SPS's future growth?

We expect this to have a positive impact on our growth. As we have stated before, this allows us to focus on the new and fast network processing market. These technologies complement our strong offerings for these applications.

20.  What impact will the acquisition have on Motorola's earnings in 2000?

Motorola does not expect its acquisition of C-Port to adversely affect the operating earnings guidance, excluding an expected special charge for in process research and development, the company has provided for the current year.

21. What will the combined economies of scale be for the newly integrated companies?

Through this acquisition, C-Port will have access to a global sales and support organization on an accelerated basis. This access will enable Motorola and C-Port to meet customer and market demand across geographic markets. We will help companies build smarter networks faster.

22.  How will this impact the vendor relationships of the two companies?

It's a bit premature to speculate. We will have to ensure we have the best vendors in place to ensure we reach our goals and enable our customers to bring smarter products to market quickly. We don't plan to change anything at this time.

23.  How will this impact the relationship C-Port has with its partners?

C-Port has always had an open platform strategy and we expect those relationships to grow with us.

24. It appears that some of the partnerships C-Port has fostered could represent competitive concerns to Motorola. Is this true?


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No, not only is this not true, but the combined partner list is a great beginning to the third party adoption of a common platform.

25.  What sort of regulatory approval is needed for this transaction?

This transaction is subject to expiration or termination of the waiting period under the Hart Scott Rodino Act. We will also seek approvals of C-Port's shareholders. We will be filing applicable registration statements with the Securities and Exchange Commission.

26. You mention that this gives service providers the ability to upgrade their networks against things like new security attacks. Does this mean you could have prevented the recent attacks against high profile web sites?

Networking equipment built with our network processors can be programmed to "look into the packets" they manage in real time so as to make more intelligent decisions as to how to handle the packets. Smart networks will be able to watch for patterns and make intelligent decisions. Today's networks can only do the functions they were pre-programmed to do. This will enhance security.

INDUSTRY INFORMATION
--------------------

1.   How do you define network processor?

The network processor resulted from the evolution of networking products from hardware-based solutions to software-based platforms. We define a network processor as a processor able to handle data at wire speed, and as fully programmable and totally under software control. Network processors benefit network equipment providers by lowering product development costs and speeds time to market. At the same time, technology users can keep products in the networks longer because they can now upgrade their systems and add new features in the field.

2.   How big is the network processor market?

Dataquest indicates network OEMs spent $2 billion on custom ASICs in 1999, with the programmable network processor market growing to $1B in 2003 and growing at 72% CAGR.


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3.   What is the anticipated growth rate for this market?

The market for these solutions is exploding. Dataquest predicts the market for programmable network processors will grow by over 70 percent CAGR over the next three years. As you can see, the potential is huge.

4.   How will this announcement impact the rest of the players in the market?

We believe programmable network processors will displace traditional ASIC solutions in short order. Our approach - focusing on the software - differs radically from traditional solutions and ensures products and services come to market quickly and stay in the market longer.

5. After being unseen in this space, how does Motorola expect to take a "leadership" position?

Motorola has been a leader in communications processors for many years. Within the communications processor market, the network processor segment is still relatively young and growing dramatically. We are now positioned to provide a broader range of solutions for this segment and expand our family of processors.

6.   What is DigitalDNA(TM) anyway?

DigitalDNA(TM) is the Motorola brand name for embedded products that make customers' products smarter. It's who we are and what we do. Today's announcement is a perfect example of Motorola's DigitalDNA(TM) strategy. We are bringing a new class of product to market to make networks smart!

7. How does this relate to the Lucent/Agere acquisition announced a couple of weeks ago?

The network processor space is a rapidly evolving market. In any such market divergent approaches are common. Both Lucent and Agere are ASIC companies. Motorola and C-Port are microprocessor companies. While on a high level similarities can be drawn, in execution we differ greatly. Motorola and C-Port use fully programmable platforms, which integrate more functionality at lower costs.

8. When Intel announced its IXA architecture, several major customers followed with glowing endorsements and commitments to support/adopt the technology. How does Motorola distinguish its product offering?


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Intel's customers are also Motorola's customers and in many cases C-Port's. As of December 1999 we have over 300 customers and 4000 design wins using our communications processors.

Technically, unlike the IXA1200 architecture, the C-Port C-5 network processor offers a robust reference library, programmability in C/C++, and along with Motorola's other communications processors, a complete platform supporting all of the smart programmable functions needed to build smart networks.

9.   How does this transaction address issues such as content based switching?

The acquisition will enable Motorola and C-Port to globally deploy a communication platform, which enables network infrastructures to become content aware. This ensures that advanced services such as network flexibility, quality of service, and bandwidth on demand are achievable.

TECHNOLOGY/PRODUCT INFORMATION
------------------------------

1.   How will Motorola use the C-Port technology and products?

C-Port is already strongly positioned as a leader in network processor technology. This will be strengthened by the breadth and depth of resources Motorola brings to their business strategy. Already C-Port's customers are sampling products, and C-Port's ramp-up to volume production is on track, with volume production expected in the summertime of 2000.

2.   Is there overlap between the two companies' offerings?

No. The two companies offer complementary solutions that target similar applications and customers. The synergies between the two companies and their market strategies ensure customers will be able to take advantage of deeper solutions and bring their products to market more quickly and cost effectively.

3.   How will this acquisition impact Motorola's positioning?

Motorola has been a leader in communications processors for more than a decade. With this acquisition, Motorola and C-Port have the opportunity to take our combined leadership in technology, products, and customer service to global markets.


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4.   Can you provide details on how you will promote or leverage one brand using the combined strength and IP of the integrated companies?

We're focusing our efforts on closing this acquisition as soon as possible. Once we get closer to that we'll have more information.

5.   Haven't Motorola and C-Port competed against each other in the market?

No. C-Port and Motorola offer complementary solutions. That's one of the reasons we believe this acquisition will be so successful. Together we offer our customers more.

6.   Will the manufacturing processes of the two organizations be integrated?

Motorola manufactures internally and with external foundries. At present IBM is a valued manufacturing partner for C-Port and we have no current plans to change this relationship. Using external foundries is a common industry practice and it complements Motorola's strategy to balance internal manufacturing with foundry agreements.

7.   How does this solution compare to today's ASIC based solutions?

The C-5 based equipment has the ability to be "upgraded" through software updates. Because of this C-5 based equipment can adapt to new standards and offer new features and services. For example, just as you update the virus software on your computer to prevent viruses, you can update the program that runs your network to increase security for e-commerce services. If today's networking equipment were built with the C-5, some of the attacks on e-commerce web sites might be preventable.

8.   How does the C-5 product compare to the Intel network processor solution?

Motorola's primary focus is on integrated communications solutions and, as part of these solutions, we offer the industry's broadest line of communications processors. We have many years of leadership in this market, and an unambiguous commitment to this market. Customers value our vast experience and total commitment to them, as well as our commitment to open standards and partner programs. Customers also appreciate our special emphasis on the critical software side of the equation with high-level standard programming languages like C and C++, great development tools and robust reference libraries. This complete platform approach yields massive time-to-market advantages in developing their networking products, whether they be for the LAN or WAN, edge or core, packet or cell-based, etc.


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9.   How does the C-5 product compare to the IBM network processor solution?

Motorola's primary focus is on integrated communications solutions. We have many years of leadership in this market, and an unambiguous commitment to this market. Customers value our vast experience and total commitment to them. Customers appreciate, in particular, our special emphasis on the critical software side of the equation with high-level standard programming languages like C and C++, great development tools and robust reference libraries. This complete platform approach yields massive time-to-market advantages in developing their networking products, whether they be for the LAN or WAN, edge or core, packet or cell-based, etc.

10.  How does the C-5 product compare to the Lucent network processor solution?

Motorola's primary focus is on integrated communications solutions and, as part of these solutions, we offer the industry's broadest line of communications processors. We offer fully programmable communications processors, as opposed to an assortment of ASIC-based parts. This programmability is key and customers appreciate, in particular, our special emphasis on the critical software side of the equation with high-level standard programming languages like C and C++, great development tools and robust reference libraries. This complete platform approach yields massive time-to-market advantages in developing their networking products, whether they be for the LAN or WAN, edge or core, packet or cell-based, etc.

EMPLOYEES
---------

1.   How many employees does Motorola have?

Motorola has more than 130,000 employees worldwide. Motorola Semiconductor has about 32,000 employees and NCSG has approximately 2,000.

2.   How many employees does C-Port have?

C-Port has around 90 employees in three locations across the United States.

3.   Is there a plan to relocate the C-Port team to Austin?

No, we see this as an opportunity to establish a large presence for Motorola Semiconductor Products Sector.


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4.   Will Motorola relocate teams to Massachusetts?

We will deploy teams and resources where they are best suited to drive solutions for customers. At present, we have not completed integration plans and can't comment specifically on this point.

5.   What kind of job overlap will result for both companies?

We don't anticipate redundancies from this transaction.

6.   Will the sales teams of the two companies be integrated?

Probably to some degree over time, the resources of both teams will be highly leveraged to ensure we hit our goals of widespread market adoption of the C-Port communications platform.

Documents relevant to the acquisition:

Motorola will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Motorola's acquisition of C-Port with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Motorola will be available free of charge by contacting Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, Telephone (800) 262-8509. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Business Risks:

Statements about Motorola's future financial performance, the likelihood that the transaction will be consummated in a timely manner and the financial impact of the transaction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of the Semiconductor Products Sector, Motorola or the price of its stock. Motorola wishes to caution the reader that the following factors and those in its 1999 Proxy Statement on pages F-15 through F-18, in its Form 10-Q for the period ending October 2, 1999, and in its other SEC filings could cause the actual results of Motorola or the Semiconductor Products Sector to differ materially from those in the forward-looking statements: the ability of the companies to successfully integrate C-Port's business, capitalize on the combined technologies and realize synergies in terms of revenue growth and cost-savings; the ability of the market for network processors to grow as predicted, if at all; the ability of network processors to displace application specific integrated circuits as a preferred system solution for networking applications; and factors affecting the future evolution of the communications processor market and related technology.
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C-Port Q&A Document

1.   How will this acquisition impact C-Port's relationship with IBM?

We are continuing to work toward interoperability and standard programming interfaces with IBM through standards organizations like CPIX and CSIX. We have no current plans to change our relationship with IBM.

2. Doesn't C-Port use IBM as its foundry? Will this continue or will it become a conflict of interest?

IBM is a valued manufacturing partner for C-Port and we have no current plans to change this relationship. This is a common industry practice and is consistent with Motorola's strategy to outsource 50 percent of manufacturing. Contracts with our foundry partners ensure proprietary information is protected.

3.   Who are C-Port's customers?

C-Port has many customers committed to this platform including Nbase-Xyplex. It's our policy to respect the confidentiality of our customer relationships until products are developed and announced.

4.   What is C-Port's product rollout plan?

C-Port is in the process of rolling out the first true programmable platform that can solve the needs of the network OEMs for silicon that can run today's high-speed networks. We expect volume shipments in summer of 2000. We believe that NCSG's networking business will be positively impacted by this transaction for the following reasons:

Great Fit: C-Port's processors complement and extend Motorola's PowerQUICC line of processors.

Optical: The raw speed of C-Port's processors starting at 5 Gbps moves Motorola into the optical network equipment market.

Software: The very strong software support offered by C-Port, where 50% of their R&D team is involved in software development. C-Port offers not only fully developed software tools and hardware, they have also a comprehensive reference library for their processors.
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Documents relevant to the acquisition:

Motorola will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Motorola's acquisition of C-Port with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Motorola will be available free of charge by contacting Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, Telephone (800) 262-8509. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Business Risks:

Statements about Motorola's future financial performance, the likelihood that the transaction will be consummated in a timely manner and the financial impact of the transaction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of the Semiconductor Products Sector, Motorola or the price of its stock. Motorola wishes to caution the reader that the following factors and those in its 1999 Proxy Statement on pages F-15 through F-18, in its Form 10-Q for the period ending October 2, 1999, and in its other SEC filings could cause the actual results of Motorola or the Semiconductor Products Sector to differ materially from those in the forward-looking statements: the ability of the companies to successfully integrate C-Port's business, capitalize on the combined technologies and realize synergies in terms of revenue growth and cost-savings; the ability of the market for network processors to grow as predicted, if at all; the ability of network processors to displace application specific integrated circuits as a preferred system solution for networking applications; and factors affecting the future evolution of the communications processor market and related technology.